UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: November 27, 2013

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No  ☒

Information Contained in this Report on Form 6-K

Attached hereto is a copy of the Notice and Proxy Statement of NewLead Holdings Ltd. dated November 27, 2013 for the 2013 Annual General Meeting of Shareholders to be held on December 23, 2013.

November 27, 2013

Dear Shareholder,

We cordially invite you to attend our 2013 annual general meeting of shareholders to be held at 11:00 a.m., Athens time, on Monday, December 23, 2013, at NewLead Holdings Ltd.’s office located at 83 Akti Miaouli & Flessa Street, Piraeus, Greece. The attached notice of annual general meeting and proxy statement describe the business we will conduct at the meeting and provide information about NewLead Holdings Ltd. that you should consider when you vote your shares.

When you have finished reading the proxy statement, please promptly vote your shares by marking, signing, dating and returning the proxy card in the enclosed envelope. We encourage you to vote by proxy so that your shares will be represented and voted at the meeting, whether or not you can attend.

Sincerely,

Michail S. Zolotas

Chief Executive Officer

November 27, 2013

NOTICE OF 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TIME:  11:00 a.m., Athens time

DATE:  December 23, 2013

PLACE:  83 Akti Miaouli & Flessa Street, Piraeus, Greece

PURPOSES:

1.	To receive the directors’ report and audited financial statements of NewLead Holdings Ltd. (the “Company”) for the fiscal year ended December 31, 2012, together with the auditor’s report thereon.

2.	To reappoint EisnerAmper LLP as auditors of the Company to hold office from the conclusion of the 2013 annual general meeting until the close of the Company’s next annual general meeting, and to authorize the Board of Directors to determine the auditors’ remuneration.

3.	To elect Spyros Gianniotis as a Class III director to hold office from the conclusion of the 2013 annual general meeting until the Company’s 2016 annual general meeting.

4.	To elect Panagiotis Skiadas as a Class III director to hold office from the conclusion of the 2013 annual general meeting until the Company’s 2016 annual general meeting.

5.	To consider any other business that may be properly presented at the meeting.

WHO MAY VOTE:

You may vote if you were the record owner of common shares of the Company at the close of business on November 25, 2013. A list of shareholders of record will be available at the meeting and, during the 10 days prior to the meeting, at the office of the Secretary at the above address.

BY ORDER OF THE BOARD OF

DIRECTORS

Antonios Bertsos

Secretary

NEWLEAD HOLDINGS LTD.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(011) 30 213 014-8600

PROXY STATEMENT FOR

NEWLEAD HOLDINGS LTD.

(THE “COMPANY”)

2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON

DECEMBER 23, 2013

GENERAL INFORMATION ABOUT THE ANNUAL GENERAL MEETING

Why Did You Send Me this Proxy Statement?

We sent you this proxy statement and the enclosed proxy card because the Company’s Board of Directors is soliciting your proxy to vote at the 2013 annual general meeting of shareholders and any adjournments of the meeting. The annual general meeting will be held at 11:00 a.m., Athens time, on Monday, December 23, 2013, at 83 Akti Miaouli & Flessa Street, Piraeus, Greece. This proxy statement along with the accompanying Notice of Annual General Meeting of Shareholders summarizes the purposes of the meeting and the information you need to know to vote at the annual general meeting.

On November 27, 2013, we began sending this proxy statement, the attached notice of annual general meeting and the enclosed proxy card to all shareholders entitled to vote at the meeting. Although not part of this proxy statement, we are also sending along with this proxy statement our 2012 annual report, which includes our financial statements for the fiscal year ended December 31, 2012. You can also find a copy of our 2012 Annual Report on Form 20-F on the Internet through the SEC’s electronic data system called EDGAR at www.sec.gov or on our website at www.newleadholdings.com.

Who Can Vote?

Only shareholders who owned common shares of the Company at the close of business on November 25, 2013 are entitled to vote at the annual general meeting. On this record date, there were 47,663,633 common shares outstanding and entitled to vote. Common shares are our only class of voting shares.

You do not need to attend the annual general meeting to vote your shares. Shares represented by valid proxies, received in time for the meeting and not revoked prior to the meeting, will be voted at the meeting. A shareholder may revoke a proxy before the proxy is voted by delivering to our Secretary a signed statement of revocation or a duly executed proxy card bearing a later date. Any shareholder who has executed a proxy card but attends the meeting in person may revoke the proxy and vote at the meeting.

How Many Votes Do I Have?

Each common share of the Company that you own entitles you to one vote.

How Do I Vote?

Whether you plan to attend the annual general meeting or not, we urge you to vote by proxy. Voting by proxy will not affect your right to attend the annual general meeting. If your shares are registered directly in your name through our stock transfer agent, Continental Stock Transfer & Trust Company, or if you have share certificates, you may vote:

•	By mail. Complete and mail the enclosed proxy card in the enclosed postage prepaid envelope. Your proxy will be voted in accordance with your instructions. If you sign the proxy card but do not specify how you want your shares voted, they will be voted as recommended by our Board of Directors.
•	In person at the meeting. If you attend the meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the meeting.

1

If your shares are held in “street name” (held in the name of a bank, broker or other nominee), you must provide the bank, broker or other nominee with instructions on how to vote your shares and can do so as follows:

•	By mail. You will receive instructions from your broker or other nominee explaining how to vote your shares.

•	In person at the meeting. Contact the broker or other nominee who holds your shares to obtain a broker’s proxy card and bring it with you to the meeting. You will not be able to vote at the meeting unless you have a proxy card from your broker.

How Does the Board of Directors Recommend That I Vote on the Proposals?

The Board of Directors recommends that you vote as follows:

•	“FOR” the reappointment of EisnerAmper LLP as independent auditors of the Company and the authorization of the Board of Directors to determine the auditors’ remuneration;

•	“FOR” the election of Spyros Gianniotis as a Class III director; and

•	“FOR” the election of Panagiotis Skiadas as a Class III director.

If any other matter is presented, the proxy card provides that your shares will be voted by the proxy holder listed on the proxy card in accordance with his or her best judgment. At the time this proxy statement was printed, we knew of no matters that needed to be acted on at the annual general meeting, other than those discussed in this proxy statement.

May I Revoke My Proxy?

If you give us your proxy, you may revoke it at any time before the meeting. You may revoke your proxy in any one of the following ways:

•	signing a new proxy card and submitting it as instructed above;

•	notifying the Company’s Secretary in writing before the annual general meeting that you have revoked your proxy; or

•	attending the meeting in person and voting in person.

Attending the meeting in person will not in and of itself revoke a previously submitted proxy unless you specifically request it.

What Vote is Required to Approve Each Proposal and How are Votes Counted?

Proposal 1: Reappoint Auditors	The affirmative vote of a majority of the votes cast at the annual general meeting is required to approve the reappointment of our independent auditors and the authorization of our Board of Directors to determine the auditors’ remuneration. Abstentions are not counted as votes cast for purposes of this proposal and will have no effect on the results of this vote. Brokerage firms have authority to vote customers’ unvoted shares held by the firms in street name on this proposal. If a broker does not exercise this authority, such broker non-votes will have no effect on the results of this vote. If our shareholders do not approve the reappointment of EisnerAmper LLP as our independent auditors for 2013, the Audit Committee of our Board of Directors will reconsider its selection.

Proposals 2 and 3: Election of Class III Directors	The affirmative vote of a majority of the votes cast at the annual general meeting is required to approve the appointment of each of the nominees for Class III Director. Brokerage firms do not have authority to vote customers’ non-voted shares held by the firms in street name for the election of directors. As a result, any shares not voted by a beneficial owner will be treated as a broker non-vote. Broker non-votes and abstentions are not counted as votes cast for purposes of these proposals and will have no effect on the results of the vote for these proposals.

What Constitutes a Quorum for the Meeting?

The presence, in person or by proxy, of the holders of more than 33.33% of our outstanding common shares is necessary to constitute a quorum at the meeting. Votes of shareholders of record who are present at the meeting in person or by proxy, abstentions, and broker non-votes are counted for purposes of determining whether a quorum exists.

2

FINANCIAL STATEMENTS

(Notice Item 1)

In accordance with the Companies Act 1981, the directors’ report and audited financial statements of the Company for the fiscal year ended December 31, 2012, together with the auditor’s report thereon, are being laid before the shareholders of the Company.

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AUDITORS

(Notice Item 2; Proposal 1)

The Board of Directors is submitting for approval the reappointment of EisnerAmper LLP as the Company’s independent auditors and the authorization of the Board of Directors to determine the auditors’ remuneration. The Board of Directors proposes that the shareholders approve this reappointment and authorization.

PricewaterhouseCoopers S.A. audited our financial statements for the fiscal year ended December 31, 2012. As previously disclosed, on August 30, 2013, the engagement between the Company and PricewaterhouseCoopers S.A expired upon issuance of an audit opinion for the fiscal year ended December 31, 2012. The Company dismissed PricewaterhouseCoopers S.A at the end of the engagement and, on September 4, 2013, engaged EisnerAmper LLP as its new independent registered public accounting firm.

EisnerAmper LLP has advised the Company that it does not have any direct or indirect financial interest in the Company, nor has it had any such interest in connection with the Company during the past three years other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to review by the Company’s Audit Committee.

In the event the shareholders do not approve the reappointment of EisnerAmper LLP as the Company’s auditors, the Audit Committee will reconsider its selection.

The affirmative vote of a majority of the votes cast at the annual general meeting is required to approve the reappointment of the auditors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE TO APPROVE THE REAPPOINTMENT OF EISNERAMPER LLP AS AUDITORS AND THE AUTHORIZATION OF THE BOARD OF DIRECTORS TO DETERMINE THE AUDITORS’ REMUNERATION, AND PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR OF SUCH REAPPOINTMENT AND AUTHORIZATION UNLESS A SHAREHOLDER INDICATES OTHERWISE ON THE PROXY.

4

ELECTION OF DIRECTOR

(Notice Item 3; Proposal 2)

Our Board of Directors, which is divided into three classes, currently has four members. As provided in the Company’s Bye-Laws, each director is elected to serve for a three-year term of office and until such director’s successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office. The term of office of the Class III Directors expires at the 2013 annual general meeting.

The Board of Directors has nominated Spyros Gianniotis for election as a Class III Director whose term would expire at the Company’s 2016 Annual General Meeting of Shareholders.

The affirmative vote of a majority of the votes cast at the annual general meeting is required to approve the appointment of Mr. Gianniotis as a Class III Director. Broker non-votes and abstentions are not counted as votes cast for this proposal and will have no effect on the results of this vote. It is expected that this nominee will be able to serve as a director, but if the Company becomes aware before the election that the nominee is unable to serve as a director, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current Board of Directors may recommend.

Nominee for Election as Class III Director to the Company’s Board of Directors

Information concerning Mr. Gianniotis is set forth below:

Spyros Gianniotis

Director and Deputy Chairman

Spyros Gianniotis has worked in various positions in major banks throughout Greece and the United States for over 24 years. From 1989 until 2001, Mr. Gianniotis held positions at Citigroup in Athens, Piraeus and New York. In 2001, Mr. Gianniotis became the Assistant General Manager, Head of Shipping at Piraeus Bank S.A. In 2008, Mr. Gianniotis became the Chief Financial Officer of Aegean Marine Petroleum Network Inc., a position he currently holds. Mr. Gianniotis holds a B.A. from Queens College, CUNY, an MSc from Maritime College, SUNY and an MBA from Wagner College. He joined NewLead’s Board of Directors in October 2009.

THE BOARD OF DIRECTORS RECOMMENDS THE ELECTION OF SPYROS GIANNIOTIS AS A CLASS III DIRECTOR, AND PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR THEREOF UNLESS A SHAREHOLDER HAS INDICATED OTHERWISE ON THE PROXY.

5

ELECTION OF DIRECTOR

(Notice Item 4; Proposal 3)

The Board of Directors has also nominated Panagiotis Skiadas for election as a Class III Director whose term would expire at the Company’s 2016 Annual General Meeting of Shareholders.

The affirmative vote of a majority of the votes cast at the annual general meeting is required to approve the appointment of Mr. Skiadas as a Class III Director. Broker non-votes and abstentions are not counted as votes cast for this proposal and will have no effect on the results of this vote. It is expected that this nominee will be able to serve as a director, but if the Company becomes aware before the election that the nominee is unable to serve as a director, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current Board of Directors may recommend.

Nominee for Election as Class III Director to the Company’s Board of Directors

Information concerning Mr. Skiadas is set forth below:

Panagiotis Skiadas

Director

Panagiotis Skiadas has served as a member of our board of directors since the closing of our initial public offering in June 2005. He is currently the Environmental Manager of VIOHALCO S.A., a holding company of the largest Greek metals processing group that incorporates approximately 90 companies and accounts for approximately 10% of Greece’s total exports. Within that role, Mr. Skiadas is responsible for all environmental and climate change issues as well as certain energy related matters. Prior to joining VIOHALCO in April 2006, Mr. Skiadas performed a similar role for a subsidiary of VIOHALCO, ELVAL S.A. He has also served as the Section Manager of Environmental Operations for the Organizational Committee of Olympic Games in Athens in 2004. Mr. Skiadas holds a Bachelor of Science from the University of Florida and a Master’s degree in Engineering from the Massachusetts Institute of Technology in Environmental Engineering.

THE BOARD OF DIRECTORS RECOMMENDS THE ELECTION OF PANAGIOTIS SKIADAS AS A CLASS III DIRECTOR, AND PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR THEREOF UNLESS A SHAREHOLDER HAS INDICATED OTHERWISE ON THE PROXY.

6

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation on behalf of the Board of Directors will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, other electronic means, or personal contact. Copies of materials for the annual general meeting will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners.

OTHER MATTERS

The Board of Directors knows of no other business which will be presented to the annual general meeting. If any other business is properly brought before the annual general meeting, proxies in the enclosed form will be voted in accordance with the judgment of the persons voting the proxies.

BY ORDER OF THE BOARD OF

DIRECTORS

Antonios Bertsos

Secretary

November 27, 2013

7

PROXY

Please mark your votes like this **X**

The Board of Directors recommends a vote FOR Proposals 1, 2 and 3.

COMPANY ID:

PROXY NUMBER:

ACCOUNT NUMBER:

Signature ______________________ **Signature** ______________________ **Date** __________, **2013.**
Please sign exactly as name or names appear above. When signing as Attorney, Executor, Trustee, Guardian, or Officer of a corporation, please give your title. For joint accounts, all named holders should sign.

▲ FOLD AND DETACH HERE AND READ THE REVERSE SIDE ▲

NEWLEAD

NewLead Holdings Ltd.

2013 Annual General Meeting of Shareholders
December 23, 2013, 11:00 a.m. Athens time

83 Akti Miaouli & Flessa Str.
185 38 Piraeus Greece

PROXY

NewLead Holdings Ltd.

ANNUAL GENERAL MEETING OF SHAREHOLDERS — DECEMBER 23, 2013

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned, revoking any previous proxies relating to these shares, hereby acknowledges receipt of the Notice and Proxy Statement dated November 27, 2013 in connection with the Annual General Meeting of Shareholders to be held at 11:00 a.m., Athens time, on Monday, December 23, 2013 at 83 Akti Miaouli & Flessa Street, Piraeus, Greece and hereby appoints Michail S. Zolotas and Antonis Bertsos, and each of them (with full power to act alone), the attorneys and proxies of the undersigned, with power of substitution to each, to vote all Common Shares of NewLead Holdings Ltd. registered in the name provided in this Proxy that the undersigned is entitled to vote at the 2013 Annual General Meeting of Shareholders, and at any adjournments of the meeting, with all the powers the undersigned would have if personally present at the meeting. Without limiting the general authorization given by this Proxy, the proxies are, and each of them is, instructed to vote or act as follows on the proposals set forth in the Proxy.

This Proxy when executed will be voted in the manner directed herein. If no direction is made this Proxy will be voted FOR Proposal 1, FOR Proposal 2, and FOR Proposal 3.

In their discretion the proxies are authorized to vote upon such other matters as may properly come before the meeting or any adjournments of the meeting.

If you wish to vote in accordance with the Board of Directors' recommendations, just sign on the reverse side. You need not mark any boxes.

(Continued, and to be marked, dated and signed, on the other side)

▲ FOLD AND DETACH HERE AND READ THE REVERSE SIDE ▲

NEWLEAD HOLDINGS LTD.

PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

DECEMBER 23, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2013

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer